

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2019

Todd A. Etzler
Senior Vice President, General Counsel
Horizon Bancorp, Inc.
515 Franklin Street
Michigan City, IN 46360

> **Re: Horizon Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 26, 2019**
> **File No. 333-230500**

Dear Mr. Etzler :

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Livingston at 202-551-3448 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Financial Services